Exhibit 99.1

In a landmark industry transaction, Evotec signs agreement with Sandoz, resulting in payments potentially over US$ 650 m plus royalties on portfolio of up to 10 biosimilar molecules

•	Transaction showcases Evotec’s unique capability enabling customers to produce biologics faster and at lower costs through its continuous manufacturing technology

•	Accelerated implementation of strategy through better monetization of technology and transitioning to an asset-lighter business model

•	Agreement includes approximately US$ 350 m in cash for Just – Evotec Biologics manufacturing site in Toulouse and upfront technology license fees to Evotec’s continuous manufacturing platform

•	In addition, Evotec eligible for license fees, and development revenues including success-based milestones adding up to more than US$ 300 m over the coming years, replacing existing contractual commitments

•	Transaction covering royalties on a portfolio of up to ten biosimilars in technical and early development targeting more than US$ 90 bn of originator net sales

•	Sale immediately earnings accretive, improving Evotec’s short, mid and long-term revenue mix, profit margins, and capital efficiency

Hamburg, Germany, 04 November 2025:

Evotec SE (Frankfurt Stock Exchange: EVT, SDAX/TecDAX, Prime Standard, ISIN: DE0005664809, WKN 566480; NASDAQ: EVO), a life science company that is pioneering the future of drug discovery and development, today announced the successful signing of the sale of the Just – Evotec Biologics Toulouse site to Sandoz AG (SIX: SDZ / OTCQX: SDZNY), a global leader in generic and biosimilar medicines.

Under the landmark transaction, Sandoz will acquire 100% of Just – Evotec Biologics EU plus an indefinite technology license to Evotec’s continuous manufacturing platform technology for a payment of approximately US$ 350 m in cash. The agreement includes additional license fees and development revenues including success-based milestones, adding up to more than US$ 300 m in the coming years. In the future, Evotec expects to benefit from royalties on a portfolio of up to ten biosimilars in technical and early development targeting a net originator sales market of more than US$ 90 bn.

With this acquisition, Sandoz will gain access to Evotec’s proprietary platform for integrated development and advanced continuous manufacturing of biologics via an indefinite license.

The contract signature follows the announcement in July of a non-binding term-sheet agreement on 30 July 2025. Both parties aim to close the transaction in Q4 2025 subject to meeting closing conditions including foreign direct investment (FDI) clearance by the French authorities. The transaction will have a significant positive impact on Evotec’s revenue mix, profit margins, and capital efficiency immediately after closing.

Dr Christian Wojczewski, Chief Executive Officer of Evotec, said:

“This is a transformative milestone for Evotec as we further leverage Just – Evotec Biologics’ capabilities and position the company as a scalable technology provider. With our unique offering, we are expanding the scope of addressable partners and shaping a new segment in the biologics manufacturing market in a very capital efficient way. Additionally, with this transaction, Evotec is delivering on its asset lighter strategy, sharpening its focus on its core strengths, and is well on track for sustainable and profitable growth.”

Dr Linda Zuckerman, EVP and Global Head of Just – Evotec Biologics, said:

“Sandoz’s acquisition of Just – Evotec Biologics’ Toulouse site is a powerful endorsement of our pioneering J.POD platform and its potential to revolutionize biologics manufacturing. This strategic transaction empowers Sandoz to leverage our advanced perfusion-based continuous manufacturing technology, progressing our shared mission to expand global access to affordable, high-quality biosimilars. We are proud to see our innovation continue to have a transformative impact for patients around the world.”

After closing of the transaction, Evotec will continue to serve our customers in the U.S. and Europe with capacity for molecular design, upstream, downstream, analytical and formulation development as well as First-In-Human to commercial biologics GMP manufacturing.

Evotec confirms guidance for full-year 2025 and its Outlook 2028

For the current fiscal year, the Company expects revenues in the range of € 760 – 800 m (2024: € 797.0 m);

R&D expenditures are expected in a range of € 40 – 50 m (2024: € 50.8 m);

Adjusted EBITDA1 is expected to reach € 30 – 50 m (2024: € 22.6 m).

Outlook 2028 remains unchanged with a targeted Group revenue CAGR2024-2028 in a range of 8 – 12% and an expected adj. EBITDA margin above 20% by 2028.

1 Excluding potential costs related to the transformation program in 2025

CAGR: Compound annual growth rate

About Evotec SE

Evotec is a life science company that is pioneering the future of drug discovery and development. By integrating breakthrough science with AI-driven innovation and advanced technologies, we accelerate the journey from concept to cure — faster, smarter, and with greater precision.

Our expertise spans small molecules, biologics, cell therapies and associated modalities, supported by proprietary platforms such as Molecular Patient Databases, PanOmics and iPSC-based disease modeling.

With flexible partnering models tailored to our customers’ needs, we work with all Top 20 Pharma companies, over 800 biotechs, academic institutions, and healthcare stakeholders. Our offerings range from standalone services to fully integrated R&D programs and long-term strategic partnerships, combining scientific excellence with operational agility.

Through Just – Evotec Biologics, we redefine biologics development and manufacturing to improve accessibility and affordability.

With a strong portfolio of over 100 proprietary R&D assets, most of them being co-owned, we focus on key therapeutic areas including oncology, cardiovascular and metabolic diseases, neurology, and immunology.

Evotec’s global team of more than 4,800 experts operates from sites in Europe and the U.S., offering complementary technologies and services as synergistic centers of excellence. For additional information please go to www.evotec.com and follow us on X/Twitter @Evotec and LinkedIn.

Forward-looking statements

This announcement contains forward-looking statements concerning future events, including the proposed offering and listing of Evotec’s securities. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “should,” “target,” “would” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec’s expectations for revenues, Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information, please contact:

Investor Relations

Volker Braun
EVP Head of Global Investor Relations & ESG
volker.braun@evotec.com